PRESS RELEASE

FOR IMMEDIATE RELEASE

FRIDAY

SEPTEMBER 17, 1999

CONTACT PERSON:

STACY DUCKETT, VICE PRESIDENT

INVESTOR RELATIONS

TCBY ENTERPRISES, INC.

(501) 688-8229

TCBY REPORTS OPERATING RESULTS FOR

FIRST NINE MONTHS OF 1999

LITTLE ROCK, AR - (Friday, September 17,1999) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced sales and franchising revenues for the first nine months of 1999 were $85,630,880 as compared to $82,974,543 in 1998. Sales and franchising revenues for the third quarter of 1999 were $33,616,328 as compared to $32,868,428 for the same period last year. Net income for the first nine months of 1999 was $6,670,083, or $.29 per share (basic and diluted), as compared to $9,944,623, or $.43 per basic share and $.41 per diluted share for the same period last year. Net income for the third quarter of 1999 was $2,895,897, or $.13 per share (basic and diluted), as compared to $5,676,067, or $.25 per basic share and $.24 per diluted share, for the same period in 1998. The 1998 results include an after-tax gain, realized in the third quarter, on the sale of Company assets of approximately $1,385,000, or $.06 per share (basic and diluted). The Company continued the development of new TCBY co-branded locations and expanded its manufacturing of private label products. The benefits from these activities were offset by a decline in the sales of frozen dessert products by existing TCBY locations.

There were 3,099 TCBY and Juice Works locations at the conclusion of the third quarter of 1999. There are over 300 locations under agreement for development in the United States. Most of the locations under development will be co-branded locations with petroleum or food companies. In addition, the Company has development agreements in over 70 countries.

"During the third quarter, we continued our development of TCBY co-branded locations and expansion of our manufacturing for private label customers," said Frank D. Hickingbotham, Chairman and CEO. "However, the benefits of these areas were offset by sales declines in our existing units. These declines impact both our franchisees and our Company. We have underway a number of initiatives to improve the sales at existing units. However, our short-term results m ay be impacted by the current trend."

Today, the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on October 8, 1999, to shareholders of record as of September 28, 1999.

The forward-looking statements contained in this release are based upon certain assumptions regarding U. S. and foreign economic conditions, no significant disruptions of business due to the Year 2000 issue, competition, cost of raw materials, unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing fa cility or the Company's ability to utilize that facility. Should the Company's performance differ materially on the asumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak as of the date made.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the TCBY and Juice Works brands.

TCBY Enterprises, Inc.

Selected Financial Highlights

($000, Except Per Share Amounts)

(Unaudited)

	Quarter Ended		Nine Months Ended
	Aug. 29	Aug. 30	Aug. 29	Aug. 30
	1999	1998	1999	1998

Operating Results
Sales & Franchising Revenue	$33,616	$32,868	$85,631	$82,975
Net Income	$2,896	$5,676	$6,670	$9,945
Basic Earnings Per Share	$0.13	$0.25	$0.29	$0.43
Average Shares Outstanding	22,896	23,131	22,880	23,290
Diluted Earnings Per Share	$0.13	$0.24	$0.29	$0.41
Diluted Shares	23,115	23,872	23,224	24,065
Dividends Paid Per Share	$0.05	$0.05	$0.15	$0.15

	August 29	November 29
	1999	1998

Financial Position
Current Assets	$50,748	$46,833
Current Liabilities	$11,735	$11,984
Property, Plant & Equipment, net	$32,973	$35,992
Total Assets	$95,372	$94,453
Long-term Debt, less current portion	$1,265	$2,953

Stockholders' Equity	$111,605	$107,626
Less Treasury Stock	$(32,536)	$(31,430)
Total Stockholders' Equity	$79,069	$76,196